ASSOCIATION OF US WEST RETIREES
               833 E. GARY STREET, MESA, AZ  85203-4510

                                          April 30, 2004


DEAR FELLOW QWEST SHAREOWNER:

We urge you to VOTE FOR two important shareholder resolutions on Qwest's proxy card for the upcoming Annual
Meeting on May 25 in Denver.

            WE URGE YOU TO VOTE YOUR PROXY
FOR PROPOSAL 4 (SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS)
        AND FOR PROPOSAL 5 (BOARD INDEPENDENCE)

  - SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS (SERPS): ITEM NO. 4 ASKS THE BOARD TO SEEK SHAREHOLDER APPROVAL FOR FUTURE SERPS THAT PROVIDE EXTRAORDINARY BENEFITS FOR SENIOR EXECUTIVES UNDER QWEST'S NON-QUALIFIED PENSION PLAN. THE BOARD WOULD RETAIN THE OPTION TO SEEK SHAREHOLDER RATIFICATION AFTER THE MATERIAL TERMS OF AN EXECUTIVE'S EMPLOYMENT ARE AGREED UPON.

Qwest guarantees large annual pension contributions on behalf of certain senior executives that far exceed the benefit formulas that apply either to employees or to managers under the Company's rank-and-file pension plan.
According to Qwest's proxy (page 26), executive officers receive a baseline contribution equal to 3% of their pay
(salary plus bonus), a fixed return, plus an additional interest credit to the extent that the appreciation in the price of Qwest's stock is greater than the U.S. Treasury bond rate.

However, although this variable interest credit comes on top of the formula that applies to the pension benefits of other management employees, IT IS TRIVIAL COMPARED TO THE
ADDITIONAL SERP PAYMENTS GUARANTEED TO CEO RICHARD
NOTEBAERT AND CFO OREN SHAFFER. Notebaert and Shaffer are eligible to receive lump sum pension payouts estimated at $12.1 million and $3.1 million, respectively, based on applying the SERP formulas that were in place at their previous employer, SBC Communications, including credit for years of service at SBC!

In addition to the substantial cost, because these SERP contributions are GUARANTEED, NOT PERFORMANCE-BASED, they do nothing in our view to align management incentives with long-term shareholder interests. This proposal will encourage more reasonable SERP formulas for future agreements with top senior executives.

Last year a resolution seeking shareholder approval of future "golden parachute" severance agreements received the support of 97% of the shares voted. We believe the future award of extraordinary non-tax-qualified pension benefits should likewise be submitted for shareholder approval, as part of a "checks and balances" system to ensure reasonable
SERP formulas for future agreements.

  - BOARD COMPOSITION: ITEM NO. 5 URGES THE BOARD TO NOMINATE DIRECTORS SUCH THAT, IF ELECTED, A TWO-THIRDS MAJORITY OF DIRECTORS WOULD BE TRULY INDEPENDENT. PROPONENTS PROPOSE
A DEFINITION OF "INDEPENDENT" COMPARABLE TO THE STANDARD ADOPTED BY THE COUNCIL OF INSTITUTIONAL INVESTORS.

We believe that at least 7 of Qwest's 13 directors are clearly not independent, as they are insiders or affiliated with firms receiving substantial business or grants from
Qwest:

  - CEO Notebaert is an employee (insider).
  - Director Donohue is the CEO of a nonprofit (US Chamber of Commerce) that received a $100,000 grant from Qwest as recently as December, 2003 (proxy, p. 36).
  - Director Stephens is deputy chairman of a Canadian paper company that Qwest paid $5.1 million in 2003, and $52 million since 2000 (proxy, p. 17).
  - Director Alvarado is sole owner of a construction company paid at least $1.3 million by Qwest since
2000.
  - Director Anschutz owns and controls Anschutz Company, which received $2.7 million in rent and other fees from Qwest in 2003 and which has engaged in several joint ventures and other financial transactions with Qwest (proxy, p. 35)
  - Director Harvey is President and COO of Anschutz
Company (proxy, p. 35)
  - Director Slater is Executive Vice President of
Anschutz Company (proxy p. 35)

At the 2003 Annual Meeting in December, 20% of the shares voted withheld support for the reelection of Anschutz (one of only three directors on Qwest's staggered board up for election). Both Institutional Shareholder Services (ISS) and Glass Lewis & Co., the two leading corporate governance analysts, recommended shareholders support this resolution and withhold their support for Anschutz because he is an affiliated director serving on key committees (on the Compensation and Nominating Committees, as well as chairman of the Executive Committee). Indeed, the 3 Anschutz
Company directors have what we believe is effective control over the Nominating Committee (2 of 4 seats, with Harvey as Chairman) and the Executive Committee (2 of 3 outside directors, Anschutz chairing).

Although the Company argues that all 12 of its outside directors are "independent" under the NYSE's new minimum standard, we believe directors should not be considered independent when they have non-trivial financial relationships with the Company, or its officers, different from shareholders generally. By voting for this proposal, we believe shareholders send a message that an independent director is a person whose directorship constitutes his or her only connection to the corporation.

We hope you will join us and VOTE YOUR SHARES FOR PROPOSALS
NO. 4 AND NO. 5.

                       Sincerely,



Eldon Graham                    Howard Rickman
Qwest Shareholder and member,   Qwest Shareholder and member,
Association of US West Retirees Association of US West Retirees

PLEASE NOTE THAT THE COST OF THIS LETTER IS BEING BORNE
ENTIRELY BY THE RETIREE ORGANIZATIONS AFFILIATED WITH THE
ASSOCIATION OF US WEST RETIREES.  THIS LETTER IS NOT A
SOLICITATION.

***** Please do not send your proxy card to the Association.****